Annual Report

Cover Page

Name of issuer:

Lillian Augusta Beauty, Co.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 3/31/2020

Physical address of issuer:

6305 S Maryland
Chicago IL 60637

Website of issuer:

https://hairwithoutharm.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$15,325.26	$42,181.81
Cash & Cash Equivalents:	$14,740.26	$42,181.81
Accounts Receivable:	$360.00	$0.00
Current Liabilities:	($85.01)	$0.00
Non-Current Liabilities:	$104,024.74	$54,475.63
Revenues/Sales:	$5,850.76	$195.73
Cost of Goods Sold:	$10,433.25	$248.66
Taxes Paid:	$0.00	$0.00
Net Income:	($75,343.76)	($29,088.25)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Lillian Augusta Beauty, Co.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jannice Newson	CEO	Lillian Augusta	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jannice Newson	CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class	% of Voting Power Prior to

Name or Holder	of Securities Now Held	Power Prior to Offering
Jannice Newson	70000.0 Units	70.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an uncollapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> LAB has an Inactive co-founder, Nana Britwum, who formally resigned in 2022. She remains a unitholder, but is not involved in day to day operations.
>
> LAB will be moving into a storefront June 2024. Storefront pose the concern of robbery and other potential crime on the property.
>
> LAB benefits from BIPOC targeted investments and grants, which remain under fire in various lawsuits for funds and grant-making initiatives.
>
> LAB cannot purport our products to solve all issues that arise from wearing braids. We ensure our messaging aligns with our tested claims, but we must monitor how other individuals and organizations herald the benefits of our hair to not confuse consumers.
>
> LAB does not sell USDA organic products. Since 'organic' lands in the same categories of terms we use to describe our products, individuals and organizations may swap one term for another, not realizing the difference. We must monitor what descriptors are used to advertise our products.
>
> LAB does not claim biodegradability on its products. Our products are compostable in industrial composting facilities, and not at home composting facilities. Biodegradable is highly contested and outright unallowed in some places as a claim, and it is not a descriptor we intend to use.
>
> LAB interns are hired and paid by the City of Chicago. If this partnership or program were to end, we would have to reshape our summer intern hiring process.
>
> LAB is run by a solo-founder and small consulting team. We are working with limited resources to get to a substantial recurring revenue and will fundraise again in the future.
>
> LAB has press that no longer aligns with the company's products. Early on, other biomaterials were studied for use in LAB braiding hair. These materials were not suitable, however they were mentioned in interviews happening at that time.
>
> An investment through promissory notes involves certain significant risks. If any of the following risks actually occur, the Company's financial condition and/or results of

operations could be materially and adversely affected. Investors could lose all or part of their investments. Investors who cannot afford the possibility of the loss of their entire investment should not invest into the Company.

Additional risks and uncertainties, not presently known to the Company or that the Company currently deems immaterial, may also have an adverse effect on the respective business. Accordingly, prior to making an investment decision, investors should read and carefully consider the risk factors described below and all the other information contained in this online form.

No representations or warranties, expressed or implied, are made on behalf of the Company or its respective management team or advisors, as to the accuracy or completeness of the information. No information contained in this online form or any other written or oral communication transmitted or made available to an interested party is, or shall be relied upon as, a representation or warranty, whether as to past or future, and no liability will attach, except as may be agreed in writing by the Company.

This form contains illustrations and forecasts which have been prepared on the basis of disclosed assumptions. Although the management of the Company believes such assumptions to be reasonable, there can be no assurance that the assumptions will prove to be accurate and any change in the assumptions could produce actual results materially different from those forecasted. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to provide any revisions to any forward-looking statements. No representation or warranty of any kind is or can be made with respect to the accuracy or completeness of, and no representation or warranty should be inferred from, these estimates, forecasts and assumptions.

The success of the Company's business will depend upon its ability to create and expand its brand awareness. The hair growth markets the Company intends to compete in are highly competitive, with many well-known brands leading the industry. The Company's ability to compete effectively and generate revenue will be based upon its ability to create and expand awareness of the Company's products, which are distinct from those of its competitors. It is imperative that the Company is able to convey to consumers the benefits of the Company's products. However, advertising, packaging and labeling of such products may be limited by various regulations. The success of the Company will be dependent upon the Company's ability to convey to consumers that its products

are superior to those of its competitors.

Intellectual Property Risks, Generally. The Company's intellectual property rights are valuable, and any inability to protect them could reduce the value of the Company and its services and brand. The Company intends to continue to evaluate whether to seek to protect certain of its intellectual property assets through patent filings, trade secrets, proprietary information, confidential information, trademarks, and copyrights. The Company cannot guarantee potential investors that measures taken to protect the Company's intellectual property assets will be successful. In addition, the Company could always be subject to unintentional intellectual property infringement claims by others. The Company's failure to protect against the unauthorized use or misappropriation of its intellectual property, or claims that it is infringing the intellectual property of third parties, could have a negative effect on the Company's business and results of operations, including the dedication of resources to defense or prosecution of infringement, which would, in turn, negatively impact the Company's financial condition.

The Company Will Need Additional Funds. The Company intends to expand its production capabilities in 2024, which will require the Company to raise additional funds in the future. Additionally, because the primary use of the proceeds will be the incurrence of necessary capital expenditures, the Company may need to engage in additional fundraising efforts to increase the Company's working capital. The Company cannot be certain that the future revenue or capital it raises will be sufficient to meet the Company's expected expenditures in the future. If additional financing is required but is not available, or is not available on acceptable terms, the Company may be unable to fund the Company's growth, successfully promote its services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material and adverse effect on its business, results of operations and financial condition and the value of a potential investor's investment. If the Company obtains additional financing by issuing additional promissory notes, the terms of such promissory notes could restrict or prevent the Company from paying distributions and could restrict the Company's flexibility in making certain business decisions.

If the Company is not able to generate sufficient cash flow from operations, the Company will be unable to meet its debt service obligations or fund the Company's operations and planned capital expenditures. Other needs will depend on the Company's ability to generate cash in the future. The Company's ability to generate sufficient cash flow from operations will depend on future financial performance

operations will depend on future financial performance, which will be affected by a range of economic, competitive and business factors and operating risks inherent in the Company's industry, and are therefore beyond the Company's control. These risks include, but are not limited to, the following:
political and economic uncertainties;
development of competitive technologies;
the volatility in the markets in which the Company's customers operate; and
other unforeseeable circumstances or issues that may arise, including, war, pandemic, epidemic, fire, or other acts of God.

Dependence on Certain Personnel. The operations of the Company depend, to a significant extent, upon the efforts of CEO/ Founder Jannice Newson. The loss or inability of Jannice Newson or any future key personnel she hires to perform their duties might have an adverse effect upon the Company's prospects.

No Public Market; Limited Transferability. The Securities offered have not been registered under federal or state securities laws and are subject to restrictions on transfer contained in such laws. There is no public market for the Securities, nor does the Company anticipate that there will be a public market. The purchase of Securities should be considered only as a long-term investment and is not suitable for persons who may need to liquidate their investment in the foreseeable future. Potential investors should be able to withstand a complete loss of their investment because the Company may not be able to make full or partial repayment on its debt.

Operating Risks; Uncertainty of Results. There can be no guarantee that the Company will operate profitably in the future, and therefore, there can be no guarantee that the Company will be profitable. The Company's operations are subject to all the risks inherent in the establishment of a new business enterprise. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the commencement of operations, the environment in which the Company intends to operate and the Company's current financial condition. There can be no assurance that results will be obtained. A developmental stage company like the Company, is subject to substantial change over time.

In all events, actual results may vary significantly from any and all projections. General economic conditions and other factors, neither of which are predictable, can have a material adverse impact on the reliability of projections. There can be no assurance that assumptions made are accurate, that the financial or other results illustrated or

estimated will be achieved, or that similar results will be attained by the Company. Potential investors should make an independent evaluation of the illustrations and the underlying assumptions in this form.

The Company's success will depend on the Company's ability to manufacture products, and to do so economically, at scale, of sufficient quality, on schedule, and to specifications. The Company's future economic success depends on the Company's ability to execute the plans to develop, manufacture, market, and sell its products and to deploy the products at sufficient capacity and to specifications to meet the demands of customers. The Company cannot always be certain that the methodologies it intends to use will always result in efficient, quality, low-cost manufacturing capabilities, that will enable the Company to meet the quality, price, and production standards, as well as the production volumes, required to successfully mass market its products.

Evolution of Business Model. The Company may choose to respond to market opportunities by evolving its business model. This may include, but is not necessarily limited to, the introduction of different products, services, and pricing. Such changes to the business model may involve dramatically different capital needs that have not been accounted for at this time.

Tax Matters. These materials do not attempt to analyze the tax consequences to any investor in the Company and such consequences are necessarily complex. Accordingly, investors are urged to consult with their own tax advisors regarding the benefits and/or risks involved in an investment in the Company.

Ability of Suppliers to Meet Demands. The Company's business operations and desired growth will be contingent upon the Company's ability to establish long-term relationships with key-suppliers and the ability of such suppliers to meet the Company's growing demand as it attempts to achieve increased production.

The Company may not be able to engage target customers successfully or convert such contacts into paying customers of our products in the future. The Company's success depends on the Company's ability to generate revenue and operate profitably, which depends in part on its ability to identify target customers and convert such contacts into paying customers or expand on current customer relationships. The Company does not currently have any material revenue or material off-take agreements with customers in place. If the Company's targeted customers do not commit to becoming paying customers, it could adversely affect the Company's business,

prospects, results of operations, and consequently, the Company's financial performance.

Unforeseen Risks. In addition to the above risks, the Company will be subject to risks not foreseen or fully appreciated by management. In reviewing these risk factors, potential investors should keep in mind any other possible risks that could be important.

The hair market is characterized by rapid innovation. To compete effectively, the Company must continue to develop and/or acquire new products, market them successfully, and identify new markets for the Company's products.

The hair industry is subject to continuous development and product innovation. If the Company does not continue to innovate and develop new hair products, the Company's competitive position will likely deteriorate as other companies successfully create and commercialize new products and hair lines. To grow in the future, the Company must continue to develop and/or acquire new and innovative aesthetic products and identify new markets.To successfully expand the Company's offerings, the Company must, among other things:

Develop or otherwise acquire new products that either add to or significantly improve the Company's current product offerings;

Convince the Company's existing and prospective customers that the Company's current product offerings are attractive;

Sell the Company's product offerings to a broad customer base;

Identify new markets and alternative applications for the Company's plant-based hair lines; and

Protect the Company's existing and future products with defensible intellectual property.To be successful in the aesthetics industry, the Company believes it needs to continue to innovate and grow. The Company's business strategy is based, in part, on its expectation that the Company will continue to increase or enhance its product offerings. The Company needs to continue to devote substantial research and development resources to make new product introductions, which can be costly and time-consuming to its organization.

The Company also believes that, to increase revenue from sales, the Company needs to continue to develop its support, further expand and nurture relationships with industry thought leaders, and increase market awareness of the benefits of its current products. However, the Company may be unable to continue to develop, acquire or effectively launch and market current and new products regularly, or at all.

The Company's inability to anticipate and respond to

market trends and changes in consumer preferences could adversely affect the Company's financial results.
The Company's continued success depends on its ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer preferences towards hair care and braiding products, attitudes toward the Company's industry and brands, as well as to where and how consumers shop. The Company must continually work to develop, manufacture and market new products; maintain and adapt its services to existing and emerging distribution channels; maintain and enhance the recognition of its brands; achieve a favorable mix of products; successfully manage its inventories and modernize and refine its approach as to how and where the Company markets and sells its products. The Company recognizes that consumer preferences cannot be predicted with certainty and can change rapidly, driven by the use of digital and social media by consumers and the speed by which information and opinions are shared. If the Company is unable to anticipate and respond to challenges that it may face in the marketplace, trends in the market for the Company's products and changing consumer demands and sentiment, the Company's financial results will suffer.

Jannice Newson is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Security	Authorized	Outstanding	Rights
Units	1,000,000	1,000,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Greenwood Archer Capital
Issue date	06/29/23
Amount	$25,000.00
Outstanding principal plus interest	$25,000.00 as of 05/31/24
Interest rate	0.0% per annum
Maturity date	06/15/26
Current with payments	Yes

-Months 1 – 24: No payments required and no accruing interest.-Months 25 – 35: Monthly payments of Principal Only, at 0% interest (based on a 5-year amortization)-Month 36: A final payment which shall be due and payable on 6/15/2026 and shall be equal to the amount necessary to
repay in full the total outstanding principal, premiums, accrued interest and any fees not yet paid under this Note.

Loan

Lender	Level Leaders
Issue date	10/16/23
Amount	$22,500.00
Outstanding principal plus interest	$21,745.16 as of 05/22/24
Interest rate	4.0% per annum
Maturity date	10/16/27
Current with payments	Yes

Loan

Lender Jannice Newson

Issue date 06/16/24

Amount $38,267.00

Outstanding principal plus interest $41,328.36 as of 06/16/24

Interest rate 4.0% per annum

Maturity date 06/17/26

Current with payments Yes

No terms yet, shareholder loans from Jannice Newson-- $15,000 in 2024, $6,975.63 in 2023, $16,292 in 2022

Convertible Note

Issue date 07/05/20

Amount $25,000.00

Interest rate 8.0% per annum

Discount rate 15.0%

Uncapped Note Yes

Maturity date 12/31/25

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2023	Other		$10,000	General operations
5/2023	Other		$11,000	General operations
9/2023	Other		$2,500	General operations
10/2023	Other		$750	General operations
10/2023	Other		$5,000	General operations
12/2023	Other		$6,000	General operations

26. Was or is the issuer or any entities controlled by or under

common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Jannice Newson
Amount Invested	$38,267.00
Transaction type	Loan
Issue date	06/16/24
Outstanding principal plus interest	$41,328.36 as of 06/16/24
Interest rate	4.0% per annum
Maturity date	06/17/26
Current with payments	Yes
Relationship	Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term

"spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Plant-based braiding hair: Plastic-free, carcinogen-free, and irritant-free

Milestones

Lillian Augusta Beauty, Co. was incorporated in the State of Delaware in March 2020.

Since then, we have:

- LAB started in the lab, with the founding team making prototypes at the University of Michigan

- We are solving the health, environmental, and functionality issues with synthetic braiding hair.

- Our team has expertise in environmental science. CPG

marketing, textiles, and braiding.

- We are collaborating with institutions like Bank of Montreal (BMO) and Soho House.

- LAB has been featured by ESSENCE, Blavity, Crains, and Girls Who Green the World by Diana Kapp.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $5,850.76 compared to the year ended December 31, 2023, when the Company had revenues of $195.73.

- *Assets*. As of December 31, 2024, the Company had total assets of $15,325.26, including $14,740.26 in cash. As of December 31, 2023, the Company had $42,181.81 in total assets, including $42,181.81 in cash.

- *Net Loss*. The Company has had net losses of $75,343.76 and net losses of $29,088.25 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities*. The Company's liabilities totaled $103,939.73 for the fiscal year ended December 31, 2024 and $54,475.63 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $85,767 in debt and $25,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will

receive any investments from investors.

Runway & Short/Mid Term Expenses

Lillian Augusta Beauty, Co. cash in hand is $14,533, as of April 2025. Over the last three months, revenues have averaged $5,000/month, cost of goods sold has averaged $13.36/month, and operational expenses have averaged $4,509/month, for an average net margin of $477.64 per month. Our intent is to be profitable in 36 months.

We are limiting spending to process optimization to unlock $30K and growing revenue on our waitlist.

Based on current acceleration, if we can implement process optimization, we can surpass $150K/month.

We are not yet profitable, but are on the pathway towards profitability. Onve we implement process optimization to fill orders in a timely fashion, we can be profitable in 2026.

We are speaking with multiple private investors to secure the next round of financing. We are also pursuing a term loan from a local community development financial institution (CDFI).

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jannice Newson, certify that:

(1) the financial statements of Lillian Augusta Beauty, Co. included in this Form are true and complete in all material respects ; and

(2) the financial information of Lillian Augusta Beauty, Co. included in this Form reflects accurately the information reported on the tax return for Lillian Augusta Beauty, Co. filed for the most recently completed fiscal year.



Jannice Newson

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4

Appendix D: Director & Officer Work History

Jannice Newson

Appendix E: Supporting Documents

ttw_communications_138800_001252.pdf
ttw_communications_138800_021849.pdf

Signatures

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

  Rev Share Agreement Payback Multiple

Appendix C: Financial Statements

  Financials 1

  Financials 2

  Financials 3

  Financials 4

Appendix D: Director & Officer Work History

  Jannice Newson

Appendix E: Supporting Documents

  ttw_communications_138800_001252.pdf
  ttw_communications_138800_021849.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Lillian Augusta Beauty, Co.

By

Jannice Newson

Jannice Newson

Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jannice Newson

Chief Executive Officer
4/12/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.